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                              September 21, 2023

       Jing An
       Chief Financial Officer
       Luckin Coffee Inc.
       28th Floor, Building T3, Haixi Jingu Plaza
       1-3 Taibei Road
       Siming District, Xiamen City, Fujian
       People   s Republic of China, 361008

                                                        Re: Luckin Coffee Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-38896

       Dear Jing An:

              We have limited our review of your filing to the submission and/or disclosures as required by Item 16I of Form 20-F and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 163

   1. We note your statement that you reviewed your register of members and public filings made by your
shareholders in connection with your required submission under paragraph
                                                        (a). Please
supplementally describe any additional materials that were reviewed and tell us whether you relied upon
any legal opinions or third party certifications such as affidavits as the basis for your
submission. In your response, please provide a similarly detailed discussion of the
materials reviewed and legal opinions or third party certifications relied upon in connection with
the required disclosures under paragraphs (b)(2) and (3).
   2. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm
that none of the members of your board or the boards of your consolidated foreign
operating entities are officials of the Chinese Communist Party. For instance, please tell
us how the board members    current or prior memberships on, or
 Jing An
Luckin Coffee Inc.
September 21, 2023
Page 2
      affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.
3. We note your disclosure pursuant to Item 16I(b)(3) addresses ownership or control by
      governmental entities in    the applicable foreign jurisdiction with
respect to our registered
      public accounting firm.    However, we note your definition of China or
PRC on p. ii of
      your Form 20-F distinguishes between mainland China and Hong Kong. Please supplementally tell us the ownership or control by governmental entities in mainland
      China as well as Hong Kong.
4. With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included
      language that such disclosure is    to our best knowledge.    Please
supplementally confirm
      without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese
      Communist Party.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jennifer Gowetski at 202-551-3401 or Jennifer Thompson at 202-551-
3737 with any questions.



                                                            Sincerely,
FirstName LastNameJing An
                                                            Division of
Corporation Finance
Comapany NameLuckin Coffee Inc.
                                                            Disclosure Review
Program
September 21, 2023 Page 2
cc:       Li He
FirstName LastName